November 10, 2010

Ms. Leigh Ann Schultz
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Frequency Electronics, Inc. Form 10-K for the fiscal year ended April 30, 2010 Filed July 29, 2010 Definitive Proxy Statement Filed August 27, 2010 File No. 001-08061

Dear Ms. Schultz:

This letter is in response to your letter dated October 27, 2010 to Alan Miller, Chief Financial Officer of Frequency Electronics, Inc. (“Frequency” or the “Company”).  We appreciate and share in the Staff's objective to ensure that the disclosures made by the Company reflect the highest level of transparency.

Our responses to your comments are set forth below.

Form 10-K for the period ending April 30, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16

Critical Accounting Policies and Estimates, page 16

1.	In future filings, when material, please provide critical accounting policy for investments consistent with your response to comment 4 in your letter to the staff dated October 7, 2009

Company Response

In future filings, consistent with our prior response to comment 4 in our letter to the staff dated October 7, 2009, we will add a section in Critical Accounting Policies and Estimates that will note all of our investments in marketable securities are Level 1 securities which trade on public markets and have current prices that are readily available.  In general our investments in fixed price securities are only in the commercial paper of financially sound corporations or the bonds of U.S. Government agencies.  Thus, although during our ownership period the value of such investments may fluctuate significantly based on economic factors, the Company’s own financial strength enables it to wait for the securities to either recover their value or to mature such that any interim unrealized gains or losses are deemed to be temporary.

Selling and Administrative expenses – page 19

2.
We see the significance of lower headcount on selling and administrative expenses.  In future filings please describe the underlying business reasons for the decrease in headcount and quantify the number of positions eliminated.  Also, clarify the expected impact on your business.  In general the discussion of results of operations should not only identify and quantify factors responsible for material changes in financial statement items, but also describe the underlying business reasons for the factors cited.

Company Response

In our future filings we will take this comment into account when preparing management’s discussion and analysis for all expense categories.  While we acknowledge the need for some specificity in quantifying the impact of certain changes in expenses, we would prefer to speak in terms of percentages rather than providing a specific headcount increase or decrease.  We believe this would be more appropriate disclosure since payroll and benefit information is both sensitive and subject to broad interpretation as well as the fact that headcount can fluctuate throughout each year.

Further, we note that reductions in headcount during fiscal year 2010 were the result of economic conditions already impacting the Company.  Changes in headcount, especially in selling and administrative areas, are typically a response to business conditions and are generally not designed to drive an increase or decrease in business.  Thus, in explaining personnel reductions and resulting changes in selling and administrative expenses in future filings, we propose inserting the following phrase: “This reduction of personnel was a response to the reduced level of business (or revenues) that the Company experienced in fiscal year X compared to fiscal year Y.”

  Item 8.  Financial Statements

3.
We see that subsequent to the filing of the Form 10-K, your independent accountants, Eisner LLP, merged with Amper, Politziner & Mattia, LLP.  Please tell us how you considered the requirements of Form 8-K in assessing whether you should file an Item 4.01 Form 8-K to report the change in accountants.

Company Response

When our accountants, Eisner LLP, informed us of their anticipated merger with Amper, Politziner & Mattia, LLP, we were advised by Eisner LLP that they were the surviving entity and that the newly named firm, EisnerAmper LLP, constituted merely a change in name.  Operationally, Frequency is still served by the same partners and senior level field auditors.  Consequently, there was no change in auditors and thus we were not required to file a Form 8-K under Item 4.01

Note 3. Costs and Estimated Earnings in Excess of Billings, page 35

4.
We see that you present costs and estimated earnings in excess of billings as a current asset.  Please tell us whether you have contracts where billings exceed costs and estimated earnings, including how those contracts are presented in the balance sheet.  If contracts in an asset position have been netted with contracts in a liability position in the balance sheet, please explain why you believe netting is appropriate in GAAP.

Company Response

In the ordinary course of business, Frequency does have a few contracts in process for which billings exceed costs and estimated earnings.  At April 30, 2010, such billings aggregated $1.2 million which were netted against $2.9 million in aggregate costs and estimated earnings in excess of billings.  Historically, the liability balance has been immaterial.  For example, at our prior fiscal year end, April 30, 2009, and at the end of the first quarter of our current fiscal year 2011, ended July 31, 2010, the liability was $751,000 and $780,000, respectively, compared to contract assets of $3.7 million and $4.0 million, respectively.  Based on total assets of approximately $80 million and total liabilities of approximately $18 million, we believe the liability amounts to be immaterial and a separate presentation of billings in excess of costs and estimated earnings on the face of the balance sheet would not provide significantly meaningful information.  However, in future filings we will consider disclosing the dollar amount of the liability in the footnotes to our financial statements.

Item 15. Exhibits page 49

5.
Please tell us why your independent accountants’ consent only references one of your outstanding registration statements on Form S-8.  If that consent should also refer to those other outstanding registration statements, please tell us when you intend to amend to include a revised consent.

Company Response

Our independent accountants will revise their consent to include all outstanding registration statements on Form S-8.  We intend to file an amended Form 10-K with the revised consent by November 17, 2010.

Exhibits 31.1 and 31.2

6.
In future filings, please ensure the exhibits required by Item 601(b)(31) of Regulation S-K are in the exact form prescribed by that item.  We note, for example, Exhibits 31.1 and 31.2 include the title of the certifying individual at the beginning of the certification

Company Response

In future filings, the Company’s exhibits will be in the form prescribed by Item 601(b)(31).

Definitive Proxy Statement filed August 27, 2010

7.
Your definitive proxy statement indicates that your annual meeting was to be held on October 6, 2010.  Please tell us when you intend to file a Form 8-K to report the results of that shareholder vote.  Refer to Item 5.07 of Form 8-K.  Also:

•
provide us your analysis regarding the effect of such filing now on your ability to use short-form registration statements.  See Question 114.04 of our Securities Act Forms Compliance and Disclosure Interpretations, available at http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm; and

•	tell us whether your outstanding registration statements on Form S-8 have been used to offer and sell securities since the date of that meeting.

Company Response

Upon receipt of your comment letter dated October 27, 2010, the Company became aware of its oversight and a Form 8-K under Item 5.07 was filed with the SEC on Friday, October 29, 2010.

The Company understands that, as a result of the untimely Form 8-K filing described herein, the Company will not be eligible to use Form S-3 for a period of 12 months from the date the Form 8-K was filed, assuming all reports required to be filed by the Company pursuant to Section 13, 14, or 15(d) of the Exchange Act have been timely filed during such 12 month period.

With respect to outstanding registration statements on Form S-8, Frequency has made no offers to sell securities subsequent to its Annual Shareholders Meeting held on October 6, 2010.

As you requested in your letter dated October 27, 2010 we acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing;

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We welcome the opportunity to discuss any aspect of this letter with you further.

Sincerely,

/s/ Alan Miller
Alan Miller
Secretary/Treasurer and Chief Financial Officer